SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
               14(d)(1) or 13(e)(1) of the Securities Exchange Act
                                     of 1934


                         Homestead Village Incorporated
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                            (Name of Subject Company)


                           HSD Acquisition Corporation
                       Security Capital Group Incorporated
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                        (Name of Filing Person - Offeror)


                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
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                         (Title of Class of Securities)


                                   039581 10 3
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                      (CUSIP Number of Class of Securities)


                           Jeffrey A. Klopf, Secretary
                       Security Capital Group Incorporated
                               125 Lincoln Avenue
                           Santa Fe, New Mexico 87501
                            Telephone: (505) 982-9292
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           (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Filing Persons)


                                    Copy to:
                             Adam O. Emmerich, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000
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




                            CALCULATION OF FILING FEE
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          TRANSACTION VALUATION                AMOUNT OF FILING FEE
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              Not Applicable                       Not Applicable
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]